ClubCorp Holdings, Inc.

3030 LBJ Freeway, Suite 600

Dallas, Texas 75234

September 17, 2013

VIA EDGAR

Justin Dobbie, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:     ClubCorp Holdings, Inc.

Registration Statement on Form S-1

File No. 333-189912

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ClubCorp Holdings, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of the Registrant (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m., Washington D.C. time, on September 19, 2013, or as soon as possible thereafter.  In this regard, the Registrant is aware of its obligations under the Act.  Once the Registration Statement has been declared effective, we respectfully request that you confirm that event with our counsel, William Brentani at Simpson Thacher & Bartlett LLP, at (650) 251-5110.

The Registrant acknowledges that:

•            should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•            the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•            the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
ClubCorp Holdings, Inc.

By:	/s/ Ingrid J. Keiser
Name:	Ingrid J. Keiser
Title:	Secretary